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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              NETCRUISE.COM, INC.
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                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.0001 PER SHARE
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                        (Title of Class of Securities)

                                   372299107
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                                (CUSIP Number)

     BRIAN SHUSTER, 1990 WESTWOOD BOULEVARD, LOS ANGELES, CALIFORNIA 90025
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 24, 2000
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(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240-13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.....372299107................................................
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  1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
       (entities only).
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             UNITED INTERNET TECHNOLOGIES, INC.
             (fka UNITED LEISURE INTERACTIVE, INC.)

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     2.      Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) ...............................................................
             (b) ..............................................................X

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     3.      SEC Use Only ......................................................

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     4.      Source of Funds (See Instructions) ..............................00

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     5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e) ................................................

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     6.      Citizenship or Place of Organization: .....................DELAWARE

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Number of                7.  Sole Voting Power .................................
Shares Bene-
ficially                 -------------------------------------------------------
Owned by Each
Reporting                8.  Shared Voting Power ........................900,000
Person With
                         -------------------------------------------------------

                         9.  Sole Dispositive Power ............................

                         -------------------------------------------------------

                         10. Shared Dispositive Power ...................900,000

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     11.     Aggregate Amount Beneficially Owned by Each Reporting Person .....
             900,000

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     12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions) ................................................

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     13.     Percent of Class Represented by Amount in Row (11) .............4.3

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     14.     Type of Reporting Person (See Instructions)......................CO

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Instructions for Cover Page

     (1) Names and I.R.S. Identification Numbers of Reporting Persons --Furnish the full legal name of each person for whom the report is filed -i.e., each person required to sign the

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          schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

     (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(1) in which case it may not be necessary to check row 2(b)].

     (3)  The 3rd row is for SEC internal use; please leave blank.

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1.   Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
     (entities only).

     UNITED LEISURE CORPORATION
     ------------------------------------------------------------------

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
         ---

     (b)  X
         ---

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3.   SEC Use Only...............................................................

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4.   Source of Funds (See Instructions) ......................................AF

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)...............................................................

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6.   Citizenship or Place of Organization ..............................DELAWARE

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Number of                7.  Sole Voting Power..................................
Shares Bene-
ficially                 -------------------------------------------------------
Owned by Each
Reporting                8.  Shared Voting Power ........................900,000
Person With
                         -------------------------------------------------------

                         9.  Sole Dispositive Power.............................

                         -------------------------------------------------------

                         10. Shared Dispositive Power ...................900,000

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person .......900,000

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) .............................................................

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13.  Percent of Class Represented by Amount in Row (11) .....................4.3

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14.  Type of Reporting Person (See Instructions) .............................CO

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Instructions for Cover Page

     (1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

     (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(1) in which case it may not be necessary to check row 2(b)].

     (3)  The 3rd row is for SEC internal use; please leave blank.


                               INTRODUCTORY NOTE
                               -----------------

     The information contained in this Amendment No. 2 to Statement on Schedule 13D of United Internet Technologies, Inc. (formerly known as United Leisure Interactive, Inc.) and United Leisure Corporation is reflected as of April 24, 2000, the date of the event which required the filing thereof.

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     ITEM 1.   Security and Issuer

     The title of the class of equity securities to which this Statement on
Schedule 13D relates is the common stock, par value $.0001 per share (the "Common Stock"), of netcruise.com, inc., a New Jersey corporation (the "Issuer" or "netcruise"). The address of the principal executive offices of the Issuer is 2401 Morris Avenue, Union, New Jersey 07083.

     ITEM 2.   Identity and Background

     This Amendment to Statement on Schedule 13D is being filed by United Internet Technologies, Inc. (formerly known as United Leisure Interactive, Inc.), a Delaware corporation ("UIT"), and its parent corporation, United Leisure Corporation ("ULC"). UIT is in the business of developing and marketing Internet-based multimedia software applications. The address of the principal executive offices of UIT and ULC is 1990 Westwood Boulevard, Penthouse, Los Angeles, California 90025.

     During the last five years, neither UIT nor ULC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either UIT or ULC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     The names, business addresses and occupational information for each executive officer and director of UIT and ULC are set forth in Exhibits A and B hereto. To the best knowledge of UIT and ULC, none of the individuals listed on Exhibits A and B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     ITEM 3.   Source and Amount of Funds or Other Consideration.

     Effective July 23, 1998, UIT and ULC entered into an agreement with netcruise (formerly known as Genisys Reservation Systems, Inc.)and Netcruise Interactive, Inc. ("NII")in connection with UIT's sale of certain assets, the license of certain assets and the license of certain proprietary software to NII(the "Asset Purchase Agreement").

     Thereafter, UIT, the Issuer and certain principal stockholders of the Issuer entered into an agreement dated October 28, 1998 (the "First Amendment"), pursuant to which the terms of the Asset Purchase Agreement were amended to allow the Issuer to comply with certain NASD Marketplace Rules.

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     Subsequently, UIT, ULC, the Issuer, and NII entered into a second amendment to the Asset Purchase Agreement dated as of January 25, 1999 (the "Second Amendment"), pursuant to which the terms of the Asset Purchase Agreement were amended yet again. (The Asset Purchase Agreement, First Amendment and Second Amendment are collectively referred to herein as the "Amended Asset Purchase Agreement")

     Due to the fact that certain of the parties alleged that other parties had not performed their obligations under the Amended Asset Purchase Agreement, a dispute arose amongst the parties. After a series of settlement negotiations, the parties decided to enter into a settlement agreement the terms of which are set forth below in Items 4 and 5.

     ITEM 4.   Purpose of Transaction.

     Pursuant to an Omnibus Stock Purchase, Restructuring and General Release Agreement dated as of April 24, 2000 (the "Omnibus Agreement"), by and among UIT, ULC, netcruise and NII and Joseph Perri, the parties amended and restructured the relationship previously contemplated by the Amended Asset Purchase Agreement.

     In accordance with the Omnibus Agreement: (i) UIT sold 1,500,000 shares of the Issuer's Common Stock to Joseph Perri in exchange for $600,000 leaving UIT with 500,000 shares of Common Stock of netcruise, (ii) the warrants previously issued to UIT (which were not exercisable) were replaced with warrants to purchase 400,000 shares of common stock of netcruise at an exercise price of $1.00 per share ("UIT Warrants"), (iv) the warrants previously issued to Brian Shuster (which were not exercisable) were replaced with new warrants to Brian Shuster to purchase 100,000 shares of common stock at an exercise price of $1.00 per share ("Brian Shuster Warrants"), (v) the license agreement previously executed in connection with the Asset Purchase Agreement was replaced by a new software license and domain assignment agreement, and (vi) certain of the parties released one other from their obligations arising out of the Amended Asset Purchase Agreement.

     The UIT Warrants are immediately exercisable and expire on April 23, 2005. The Brian Shuster Warrants are also immediately exercisable and expire on April 23, 2005.

     ITEM 5.   Interest in Securities of the Issuer.

     (a) Upon consummation of the transactions described in the Omnibus Agreement, UIT will beneficially own (i) 500,000 shares of the Issuer's Common Stock, representing approximately 2.4% of the issued and outstanding shares of the Issuer's Common Stock; and (ii) warrants to purchase 400,000 shares of the Issuer's Common Stock, representing approximately 1.9% of the Issuer's Common Stock, which securities are not registered under the Securities Act of 1933. Because UIT is a wholly-owned subsidiary of ULC, ULC may also be deemed to beneficially own the shares held by UIT.

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     Upon consummation of the transactions described in the Omnibus Agreement
Brian Shuster will beneficially own warrants to purchase 100,000 shares of the Issuer's Common Stock, representing less than 1% of the Issuer's Common Stock, which securities are not registered under the Securities Act of 1933.

     Brian Shuster is the Chairman and Chief Executive Officer of ULC and is also the sole director of UIT. Because of UIT's status as a wholly-owned subsidiary of ULC, the number of shares beneficially owned listed includes the shares of both UIT and ULC. UIT and ULC have disclaimed beneficial ownership of the Brian Shuster Warrants. Brian Shuster has disclaimed beneficial ownership of the 500,000 shares of Issuer's Common Stock held by UIT and the UIT Warrants.

     (b) UIT and ULC share the power to vote and dispose of the shares held by UIT.

     (c)   See Item 4 above.

     (d) On April 24, 2000, UIT and ULC ceased to be the beneficial owners of more than five percent of the Issuer's Common Stock as a result of transactions described herein.

     ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Because UIT's status as a wholly-owned subsidiary of ULC, UIT can be considered to share its voting and investment decisions with respect to the shares and warrants it holds with its parent corporation, ULC. See Item 5(a) above.

     ITEM 7.   Material to Be Filed as Exhibits.

     Exhibit 99. Omnibus Stock Purchase, Restructuring and General Release Agreement, by and among United Leisure Corporation, United Internet Technologies, Inc., Harry Shuster, Brian Shuster, netcruise.com, inc., Netcruise Interactive, Inc., and Joseph Perri dated April 24, 2000.

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                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Date: May 3, 2000


UNITED INTERNET TECHNOLOGIES, INC.

/s/ Brian Shuster
-----------------
Brian Shuster, Director


UNITED LEISURE CORPORATION

/s/ Brian Shuster
-----------------
Brian Shuster, President

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                                   EXHIBIT A

                         OFFICERS AND DIRECTORS OF UIT


     Sonia Mikic- Chief Executive Officer

     Chris Riley- Chief Financial Officer, Secretary and Treasurer

     Brian Shuster- Director

     The business address of the officers and director is 1990 Westwood Boulevard, Los Angeles, California 90025.

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                                   EXHIBIT B

                         OFFICERS AND DIRECTORS OF ULC

     Brian Shuster- Chief Executive Officer, President and Chairman of the Board

     Julie Lepere- Secretary

     Alvin Cassel- Director

     J. Brooke Johnston, Jr.- Director

     The business address of the officers and directors is 1990 Westwood Boulevard, Los Angeles, California 90025.

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